FX 4/5

06005930

AB 3/22/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 65466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
122129
FIRM I.D. NO.

NAME OF BROKER-DEALER: Deson & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Baytree Capital 40 Wall Street, 56th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner 303-795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FX 4/26

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sean Deson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deson & Co., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MARIA PIA VALENTI-WAGNER
Notary Public, State of New York
No. 01VA5001332
Qualified in Richmond County
Commission Expires March 11, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deson & Co.

Financial Statements

and Supplemental Information

Years ended December 31, 2005 and 2004

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
Deson & Co.

We have audited the accompanying statement of financial condition of Deson & Co., as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Deson & Co. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deson & Co. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 15, 2006

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Deson & Co.
Statement of Financial Condition
December 31, 2005 and 2004

Assets

	2005	2004
Current assets		
Cash and cash equivalents	$ 339,273	$ 16,808
Accounts receivable	-	1,000
Prepaid expenses	150	1,480
Total current assets	339,423	19,288
Furniture and equipment, at cost	20,522	12,568
Less accumulated depreciation	(20,522)	(11,122)
Net furniture and equipment	-	1,446
Total assets	$ 339,423	$ 20,734

Liabilities and Stockholder's Equity

	2005	2004
Current liabilities		
Accounts payable and accrued liabilities	$ 17,354	$ 492
Total current liabilities	17,354	492
Stockholder's equity		
Common stock	2,500	2,500
Retained earnings	319,569	17,742
Total stockholder's equity	322,069	20,242
Total liabilities and stockholder's equity	$ 339,423	$ 20,734

See accompanying notes

Deson & Co.
Statement of Operations
Years ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions and fees	$ 449,154	$ 198,502
Interest income	4,451	106
Total revenues	453,605	198,608
Expenses		
Regulatory fees and taxes	3,075	612
Vehicle and travel expenses	43,110	18,349
Professional fees	22,081	148,305
Data services, communications and other charges	760	1,148
Rent, office and other expenses	81,852	38,069
Total expenses	150,878	206,483
Net income (loss)	$ 302,727	$ (7,875)

See accompanying notes.

Deson & Co.
Statement of Stockholder's Equity
Years ended December 31, 2005 and 2004

	Common stock	Retained earnings	Total stockholder's equity
Balances, December 31, 2003	$ 2,500	$ 25,617	$ 28,117
Net loss	-	(7,875)	(7,875)
Distributions to stockholder	-	-	-
Balances, December 31, 2004	2,500	17,742	20,242
Net income	-	302,727	302,727
Distributions to stockholder	-	900	900
Balances, December 31, 2005	$ 2,500	$ 319,569	$ 322,069

See accompanying notes.

Deson & Co.
Statement of Cash Flows
Years ended December 31, 2005 and 2004

		2005		2004
Cash flows from operating activities				
Net income (loss)	$	302,727	$	(7,875)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities				
Depreciation		9,400		2,892
Decrease in accounts receivable		1,000		-
Decrease (increase) in prepaid expenses		1,330		(1,450)
Increase in accounts payable		16,862		492
Net cash provided (used) by operating activities		331,319		(5,941)
Cash flows from investing activities				
Purchase of furniture and equipment		(7,954)		-
Net cash used by investing activities		(7,954)		-
Cash flows from financing activities				
Distributions to stockholder		(900)		-
Net cash used by financing activities		(900)		-
Net increase in cash and cash equivalents		322,465		(5,941)
Cash and cash equivalents, beginning of year		16,808		22,749
Cash and cash equivalents, end of year	$	339,273	$	16,808

See accompanying notes.

Deson & Co.
Notes to Financial Statements
December 31, 2005

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of Deson & Co. (the "Company"). The Company is a wholly owned by Sean Deson.

The Company was incorporated in New York on January 11, 1999. In 2004 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD").

Nature of operations

The Company provides investment consulting services.

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Commissions and fees are recorded when billed, subject to an allowance for uncollectible and/or contingent amounts.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in checking and money market accounts, all available on demand.

Deson & Co.
Notes to Financial Statements
December 31, 2005

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the accelerated methods, including bonus first year amounts, over an estimated useful life of five years. The Company generally capitalizes additions of $1,000 or more.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to federal taxes on income. Instead, the stockholder include his respective share of the Company's taxable income in his individual income tax returns.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Transactions with affiliated companies

The Company utilizes services and business facilities in common with other companies or activities of its owner. The Company pays for its estimated share of common costs.

Deson & Co.
Notes to Financial Statements
December 31, 2005

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2005, the Company had net capital, as defined under the Rule, of $321,919, which exceeded the minimum requirement of $5,000 by $316,919. The Company's aggregate indebtedness, as defined under the Rule, was $17,354.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Deson & Co.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2005

Balance, December 31, 2004	$ -
Increases (decreases)	-
Balance, December 31, 2005	$ -

Deson & Co.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2005

Net Capital	
Total stockholder's equity	$ 322,069
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Prepaid expenses	(150)
Furniture and equipment	(-)
Net capital	$ 321,919
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 17,354
Computation of Basic Net Capital Requirement	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ 1,156
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 316,919
Percentage of aggregate indebtedness to net capital	5.44%

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2005

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing. The insignificant difference of $1,000 was a result of an audit adjustment to correct for a voided check disbursement.

Deson & Co.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Deson & Co.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Deson & Co.

We have audited the financial statements of Deson & Co. for the year ended December 31, 2005 and 2004, and have issued our report thereon dated February 15, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 10 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Deson & Co., taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2005 and 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 15, 2006